U.S. Securities and Exchange Commission
Attn: Pamela A. Long, Assistant Director
Station Place
100 F. Street N.E.
Washington, D.C. 20549-7010

Re:	MinnErgy, LLC Registration Statement on Form SB-2 File No. 333-142928 Filed May 14, 2007
Dear Ms. Long:
     We are in receipt of your letter dated June 12, 2007, providing comments on MinnErgy, LLC’s (the “Company”) registration statement on Form SB-2 as filed on May 14, 2007. We have reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses and the corresponding revisions to our registration statement, set forth below is each of your comments in chronological order immediately followed by our response. In addition, we are enclosing a redlined Pre-Effective Amendment No. 1 to Form SB-2, which tracks all of the revisions made pursuant to your comments as well as additional changes and supplements, which we identify and explain at the conclusion of the following comments and responses.
General
1. Please update your financial statements pursuant to Item 301(g) of Regulation S-B.
RESPONSE: We have included updated financials in the registration statement and prospectus as suggested.
Our Financing Plan, page 9
2. Confirm that MinnErgy, LLC or MinnErgy will file any material financing agreement as an exhibit to the registration statement if the agreement is entered into before the registration statement’s effectiveness.
RESPONSE: The Company confirms that it will file all material financing agreements as exhibits to the registration statement if any agreements are entered into before the registration statement becomes effective.

Consumer resistance to the use of ethanol, page 25
3. Explain briefly what E-85 is.
RESPONSE: We have provided this information in the registration statement and prospectus as suggested.
Site Acquisition and Development, page 36
4. Disclosure indicates that MinnErgy’s real estate option agreement with Dakota Minnesota and Eastern Corporation must be exercised or extended within one year after the effective date of May 26, 2006. Please update the disclosure to reflect the agreement’s current status.
RESPONSE: We have discussed the execution of an extension to December 12, 2007 and attached that agreement as Exhibit 10.20.
Plant Construction and Start-up of Plant Operation, page 39
5. Please explain the exclusive nature of your negotiations with Fagen. We note that Fagen provides design services for a number of companies desiring to develop and build ethanol plants.
RESPONSE: We have provided this information in the registration statement and prospectus as suggested.
Ethanol Pricing, page 62
6. The column “Annual Average” in the second table on page 63 is blank. Please revise.
RESPONSE: We have provided this information in the registration statement and prospectus as suggested.
Letter of Intent, page 72
7, Please explain the significance of the chart entitled North American Stainless Steel Product Price Index on page 73.
RESPONSE: We have provided this information in the registration statement and prospectus as suggested.
Other Consultants, page 74

8. Please tell us and disclose the nature of your agreement with Delta-T and why the relationship was terminated on February 13, 2007. Further explain how you accounted for and classified the $52,500 paid for services received and the $22,500 termination fee.
RESPONSE: The relationship with Delta-T was terminated upon the determination by our board that it was in the best interest of the company to seek another technology provider for our ethanol plant. We have provided this information in the registration statement and prospectus as suggested.
The $52,500 paid for services was originally capitalized and included in property and equipment. As of December 31, 2006, we had decided to terminate our agreement and the $52,500 was written off and included in general and administrative expenses. The $22,500 termination fee was accrued as of December 31, 2006 and was reported in our financial statements as a general and administrative expense.
Regulatory Permits, page 76
9. You state on page 77 under the section “Waste Water National Pollutant Discharge Elimination System Permits (NPDES Permit)” that although unknown at this time, the quality and quantity of water source and the specific requirements imposed by the Minnesota Environmental Protection Division for discharge will materially affect your financial performance. Please disclose how your financial performance will be affected and how this determination specifically was made. Tell us whether or not you anticipate any other permits/requirements (i.e., well permit, storm water) to impact your financial performance and provide similar information as requested above.
RESPONSE: We have provided this information regarding the NPDES Permit in the registration statement and prospectus as suggested.
We have disclosed that we will not be allowed to begin construction without a storm water discharge permit and we will not be allowed to operate unless we receive permits for wells to supply our water needs. We do not expect that our compliance with the requirements for these permits will materially affect our financial performance.
Governors, Executive Officers, Promoters and Control Persons, page 79
10. Please elaborate upon the special right of appointment that is given to each member investing $7.5 million or more in the offering. You state that the right is terminated if the member elects not to appoint a governor “at any time.” Does this mean that the right otherwise continues indefinitely? Also, as we understand your disclosure, if the maximum offering were subscribed for, then as many as 11 subscribers could purchase $7.5 million or more in the offering, thereby having rights to appoint 11 governors. Since you have a requirement that a majority of governors be elected by members, this suggests that you could have as many as 23 governors on the board at once. Please clarify this point so that investors will understand how all of the governors will be elected or appointed and the maximum number of governors you could possibly have under the member control agreement.

RESPONSE: We have provided this information in the registration statement and prospectus as suggested.
Business Experience of Governors and Officers, page 80
11. In the biographical paragraphs of Messrs. Dan Arnold, Ron Scherbring, and Chris Arnold, describe briefly their business experience during the past five years. See Item 401(a)(4) of Regulation S-B.
RESPONSE: We have provided this information in the registration statement and prospectus as suggested.
Units Owned, page 83
12. Disclosure before the table states that it is a list of members that “are not beneficial owners and are not governors, officers, or employees.” We assume that the word “not” before the words “beneficial owners” is inadvertent. Please revise to clarify.
RESPONSE: We have corrected this statement in the registration statement and prospectus as suggested.
Certain Relationships and Related Transactions, page 85
13. We note your statement on page 85 that indicates that you have not entered into transactions with related parties; however, you further disclose transactions with governors, officers, or 5% unit holders, who appear to be related parties. Please revise disclosure for consistency and to clarify whether or not you believe these are related parties and related party transactions.
RESPONSE: We have revised the disclosure in the registration statement and prospectus as suggested.
The Offering, page 85
14. Disclosure states that MinnErgy’s govenors will rely on the safe harbor from broker-dealer registration in Rule 3a4-1 under the Exchange Act. Provide us an analysis of MinnErgy’s basis for reliance on the safe harbor.
RESPONSE: The analysis of our basis for reliance on Rule 3a4-1 of the Exchange Act with respect to each element of the safe harbor is set forth as follows:
1)	The directors and officers referenced as people who will sell on behalf of the registrant are not subject to a statutory disqualification, as defined in section 3(a)(39) of the Act, at the time of their participation.

2)	The directors and officers are not compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities.

3)	The directors and officers are not at the time of their participation associated persons of a broker or dealer.

4)	The directors and officers meet all of the following conditions:
i.	The directors and officers primarily perform, or intend primarily to perform at the end of the offering, substantial duties for or on behalf of the registrant, otherwise than in connection with transactions in securities; and

ii.	The directors and officers were not brokers or dealers, or associated persons of a broker or dealer, within the preceding 12 months; and

iii.	The directors and officers do not participate in selling an offering of securities for any issuer more than once every 12 months.
Summary of Promotional and Sales Material, page 90
15. Disclosure states that MinnErgy may use sales material. Submit any sales material to us before its use as required by Item 15D of Industry Guide 5.
RESPONSE: When we have developed our planned sales material, we will promptly provide the SEC with copies for review before its use.
Partnership Status, page 98
16. The tax treatment depends upon the legal conclusion of whether MinnErgy is a partnership or a corporation. Since counsel must opine on these matters as part of its tax opinion and cannot assume them, please delete the word “Accordingly” in the second paragraph’s first sentence.
RESPONSE: We have made the requested change in the registration statement and prospectus as suggested.
Tax Consequences Upon Disposition of Units, page 103
17. Since the word “generally” may imply that investors cannot rely on the disclosure, please delete the word “generally” in the second paragraph’s first sentence.
RESPONSE: We have removed the word “generally” from this sentence as suggested, but added the qualifying language, “Except as noted below,” to the beginning of the second paragraph’s first sentence. Please see the revision in the registration statement and prospectus.
Report of Independent Registered Public Accounting Firm, page F-2

18. We note that note 6 on page F-11 (“Private Placement”) has been labeled unaudited. Please tell us how your accountant considered AU Section 530 with regards to this private placement, the unaudited disclosure in note 6, and their report dated May 10, 2007.
RESPONSE: Our accountants have subsequently audited the disclosure in note 6 and the financial statements and notes thereto have been updated in the registration statement and prospectus.
Statement of Changes in Members’ Equity, page F-5
19. Please revise your document to include a total members’ equity column that ties to the balance sheet.
RESPONSE: We have revised this information as suggested.
20. Provide us the following information for units issued within the last 12 months of the date of this letter, including any other issuances of membership units, common stock, warrants and/or options. Provide a schedule which reflects in chronological order:
•	The type of security.

•	Date of grant issuance.

•	Optionee/investor.

•	Relationship with optionee/investor.

•	Number of securities or units issued or granted.

•	Exercise or purchase price.

•	Fair value of the underlying units.

•	Whether the security was issued in connection with an employment agreement, marketing agreement, strategic relationship, etc.
RESPONSE:
Initial Seed Capital Offering
The Company’s initial seed capital offering was held from May to mid-June, 2006. The Company determined it was necessary to raise equity to organize and develop the project. The initial seed capital offering was a private placement exempt from registration pursuant to Regulation D, Rule 506 of the Securities Act of 1933. The Company’s membership units were offered to potential investors with whom the Company had a substantial pre-existing relationship to satisfy Rule 506 requirements. The units were sold to accredited and non-accredited investors, but the number of non-accredited investors purchasing units in the offering did not exceed 35 investors. The units were sold at $6.00 per unit. The $6.00 per unit offering price was determined at a time when the Company had issued units to founding members at $4.00 per unit and the Company believed it would offer units at $12.00 per unit in a subsequent registered offering. The Company believed that the discount in the per unit price offered in the initial seed capital offering was justified because all proceeds raised from the initial seed capital offering were immediately at-risk and were not placed into escrow. The offering document provided to potential investors indicated that the Company intended to use all of the offering proceeds, whether or not an ethanol plant is built. At the time of the initial seed capital offering, the Company had not negotiated any contracts for the construction of the proposed plant and had not conducted any environmental studies on any of the proposed sites for the plant. Therefore, there could be no assurance that the project would move forward as anticipated and it was possible that all investors purchasing units in the initial seed capital offering could lose their entire investment.
Investors purchasing units in the initial seed capital offering could elect to purchase either 3,333 units ($19,998), or 16,667 units ($100,002). The Company accepted subscriptions from five investors for the purchase of 16,667 units each and accepted subscriptions from twenty-five investors for the purchase of 3,333 units each. The total number of membership units sold in the offering was 166,660 units. The names of all investors that purchased units in the initial seed capital offering are provided in the registration statement at page 82-83.
On November 27, 2006 our board of governors determined that is was necessary to authorize a 12:1 unit split. The split resulted in the revaluation of the units sold in the initial seed capital offering from $6.00 per unit to $0.50 per unit and the issuance of approximately 1,850,000 additional units to our seed capital investors and 1,375,000 units to our founding members. The board approved the unit split to set a public offering price per unit of $1.00.
Second Seed Capital Offering
The Company held a second seed capital offering which closed on May 7, 2007. The Company determined that additional capital would be needed prior to the completion of the Company’s registered offering to pay for additional organizational and development costs and expenses the Company has incurred and the commitment fee due to the anticipated design-builder, Fagen, Inc. on August 1, 2007. Therefore, the Company determined that it was necessary to complete a private placement to raise additional seed capital prior to filing its registration statement. The second seed capital offering was a private placement offering exempt from registration pursuant to Regulation D, Rule 506 of the Securities Act of 1933. The Company’s membership units were offered to all members of record of the Company as of May 2, 2007, including, but not limited to, those members who also serve as directors and officers. The units were offered and sold at $0.50 per unit. Each member was required to purchase a minimum of 40,000 units ($20,000) to participate in the offering. In the event a member determined not to purchase 40,000 units, such units were then offered to the remaining members that did subscribe for the 40,000 unit requirement on a per capita basis, meaning the number of units which remain unpurchased were divided equally among the members subscribing for 40,000 units.
The Company accepted subscriptions from twenty-eight investors in the offering. Eleven of those twenty-eight investors also serve as directors of the Company. The units issued in the second seed capital offering were not issued in connection with any employment agreement marketing agreement or as compensation. The eleven directors who decided to subscribe for units were also required to pay the corresponding purchase price for the units for which they subscribed and did not receive any pricing discount or preference as a result of their service as a director or officer. The total number of membership units sold in the second seed capital offering was 1,480,000 units.
The discount in value of the units offered in the second seed capital offering versus the price at which the units are being offered in the Company’s registered offering is due to the amount of risk the seed capital investors incur versus investors purchasing units in the registered offering. Proceeds received from units purchased in the second seed capital offering are immediately at risk and not placed in escrow. Proceeds from the second seed capital offering are being used to pay for organizational and development costs and expenses the Company has incurred, primarily the commitment fee due to the anticipated design-builder, Fagen, Inc. on August 1, 2007 pursuant to the letter of intent the Company executed on March 28, 2007. The Company intends to use all of the second seed capital offering proceeds, whether or not the project reaches financial closing with any equity offering or with any lender for debt financing or whether or not the ethanol plant is built. The risk that the investors’ funds in the seed capital offering may be spent entirely whether or not the Company is able to proceed with the project, as compared with the fact that investor’s funds used to purchase units in the registered offering are placed into an interest-bearing escrow account until certain conditions have been met, accounts for the increase in value of the offering price per unit in the registered offering. Funds deposited by investors in the registered offering will not be at risk until the following has occurred:
     (1) cash proceeds from unit sales deposited in the escrow account equals or exceeds $63,000,000, exclusive of interest;
     (2) receipt of a written debt financing commitment for debt financing ranging from $47,800,000 to $67,800,000, depending on the amount necessary to fully capitalize the project;
     (3) execution of a definitive design-build agreement with Fagen, Inc.;
     (4) issuance of the environmental permits necessary to construct the ethanol plant;
     (5) MinnErgy’s election, in writing, to terminate the escrow agreement;
     (6) Winona National Bank provides an affidavit to the states in which the units have been registered stating that the requirements to release funds have been satisfied and shall have provided to the Commissioner of the Minnesota Department of Commerce documentation that the foregoing conditions have been met; and
     (7) MinnErgy obtains consents releasing funds from escrow from each state securities department from which such consent is required; provided, however, that none of the funds, regardless of the state of residence of the investor contributing such funds, shall be released until the Commissioner of the Minnesota Department of Commerce has authorized the release of the escrow proceeds
The Company believes that the placement of the funds into escrow based upon the above conditions provides the investors in the registered offering with significantly less risk than those investors that purchased units in the second seed capital offering, thus justifying the discount at which the units were sold to investors in the seed capital offering versus the price in the registered offering.
Determination of Offering Prices
There is no established market for the Company’s units, therefore the offering price for both seed capital offerings was established without an independent valuation of the units. The offering prices were based on the Company’s estimate of capital and expense requirements, not based on perceived market value, book value, or other established criteria. In considering our capitalization requirements, the Company determined the minimum and maximum aggregate offering amounts based upon their cost of capital analysis and debt to equity ratios generally acceptable in the industry.
21. Explain to us the objective evidence and analysis that support your determination of the fair value at each date. Tell us how you have considered the accounting and disclosure guidance in the AICPA Practice Aid on the “Valuation of Privately Issued Equity Securities Issued as Compensation.”
RESPONSE: Please refer to the response provided to Comment 20.
22. Expand your disclosures to explain the reasons for any differences in fair value at each balance sheet date and the IPO price of $1.00. Quantify the impact of any significant events on the fair value of MinnErgy between each balance sheet date and the initial filing of the registration statement.
RESPONSE: Please refer to the response provided to Comment 20.
23. For each equity transaction that consisted of a sale of a unit for cash, please specifically identify the investor(s) involved, and discuss their relationship with you and your affiliates. Explain why you believe that these transactions represent arm’s length transactions for which you can establish a fair value.
RESPONSE: Please refer to the response provided to Comment 20.
Note 1. Summary of Significant Account Policies, page F-7
Property and Equipment, page F-7
24. With regards to your construction in progress balance at December 31, 2006, please tell us the nature of the costs capitalized, your basis in the accounting literature for capitalization, your anticipated depreciation methodology once placed in service, and how you determine impairment of these capitalized costs.
RESPONSE: Our construction in progress balance at December 31, 2006 consists primarily of costs related to permitting, plant engineering and site design. The permitting and other land acquisition costs have been capitalized in accordance with SFAS 67, paragraph 4. The plant engineering and site design costs have been capitalized in accordance with SFAS 67 paragraph 7. We anticipate depreciating both land improvements and project costs using the straight-line method over their estimated useful lives once placed in service. We will review the costs capitalized each quarter for impairment. Impairment would result if we determine that a site will not be acquired or if we determine that we will not utilize the plant engineering or site design plans.
25. We note that you have various land option contracts that you have capitalized as fixed assets. Please tell us how you considered FIN 46R in accounting for these option contracts as it appears that you have determined that they are not VIE’s and do not require consolidation.
RESPONSE: Our land option contracts with VonWald, Timm, and Allen are all with individuals and therefore are not within the scope of FIN 46R as VIEs that might require consolidation. Our land option contract with Dakota Minnesota and Eastern Railroad Corporation provides an option to purchase the land for $25,000. Based on the small dollar amount of this option, we believe that even if the Dakota Minnesota and Eastern Railroad Corporation was determined to be a variable interest equity, we are not the primary beneficiary and consolidation would not be required.
Exhibit 5.1
26. For equity securities, counsel must opine on the corporate laws of the jurisdiction of incorporation of the registrant. Please clarify that counsel is opining on the legality of the securities under the law of the state of Minnesota.
RESPONSE: We have revised Exhibit 5.1 to clarify that counsel is opining on the legality of the securities under the law of the state of Minnesota.
Exhibit 5.1 and 8.1
27. We note that MinnErgy filed forms of opinion. MinnErgy must file executed opinions before the registration statement’s effectiveness.
RESPONSE: We will file executed opinions before the registration statement’s effectiveness.
Additional Changes and Updates by the Registrant
We would like to direct the Commission’s attention to additional updates and changes to Pre-Effective Amendment No. 1 to our registration statement on Form SB-2 as follows:
We have updated the risk factor concerning E85 demand.

We have updated the Renewable Fuels Association chart showing planned and operational ethanol plants in the section of our prospectus entitled “INDUSTRY OVERVIEW – Our Primary Competition.” We have also included numerous updates to industry information to inform investors of recent developments in the industry.
We have revised the prospectus to replace some of the maps and charts in the prospectus.
As a result of updating our financial statements to cover our second fiscal quarter ending June 30, 2007, we have made several modifications to our disclosures throughout the prospectus corresponding to the updated financial information.
We have extended additional real estate options obtained for possible plant sites.
We have added one of the real estate options as a related party transaction.
We revised the prospectus to indicate the termination of our agreement with our construction manager.
We have included the following additional material contracts as exhibits with this Pre-Effective Amendment No. 1 and have revised our prospectus to include disclosures of these contracts where appropriate:
•	Exhibit 10.19 is the Extension of Option to Purchase Real Estate dated May 16, 2007 between Isabelle O. Timm and MinnErgy, LLC;

•	Exhibit 10.20 is the Extension of Option to Purchase Real Estate dated May 17, 2007 between Dakota Minnesota and Eastern Railroad Corporation and MinnErgy, LLC;

•	Exhibit 10.21 is the Proposal dated May 17, 2007 between American Engineering Testing, Inc. and MinnErgy, LLC;

•	Exhibit 10.22 is the Phase I and Phase II Engineering Services Agreement between Fagen Engineering, LLC and MinnErgy, LLC;

•	Exhibit 10.23 is the Proposal dated May 30, 2007 between PlanScape Partners and MinnErgy, LLC;

•	Exhibit 10.24 is the Energy Management Agreement dated June 5, 2007 between U.S. Energy and MinnErgy;

•	Exhibit 10.25 is the Extension of Option to Purchase Real Estate dated June 11, 2007 between Gary D. Allen and Linda M. Allen and MinnErgy, LLC.
We are filing an Amended Form of the Amended and Restated Member Control Agreement which has been revised, but not yet adopted by the Company, pursuant to comments received from the Minnesota Department of Commerce, as replacement Exhibit 3.2 with this Pre-Effective Amendment No. 1.
We are also filing an Amended Form of Subscription Agreement, which has been revised to pursuant to comments by the Minnesota Department of Commerce, as replacement exhibit 4.2 with this Pre-Effective Amendment No. 1. We have revised our prospectus to include disclosures concerning the amended form of subscription agreement where appropriate.
Revisions in Response to Comment Letter from Minnesota
In response to comments received from the Department of Commerce, we have made revisions to the SB-2 and Exhibits attached thereto as set forth in our response letter to the Minnesota Department of Commerce dated July  , 2007.
Revisions in Response to Comment Letter from Wisconsin
Wisconsin has advised us that it will withhold comments to our Form SB-2 pending a full review by the SEC.
Revisions in Response to Comment Letter from Iowa
Iowa is currently in the process of commenting on our Form SB-2. We have not yet received any comments but anticipate receiving them in the near future.
Other Non-Substantive Revisions
In addition to the above-described updates, we also made numerous minor formatting, grammar-related, and/or typographical revisions, none of which altered the substance of our registration statement.

Please do not hesitate to contact me with any questions or concerns regarding any of the foregoing matters.
Sincerely,
/s/ Daniel H. Arnold
Daniel H. Arnold, Chairman of the Board
Enclosure